Exhibit 99.4

CONSENT OF DIRECTOR NOMINEE

Pursuant to Rule 438 promulgated under the Securities Act of 1933, as amended, I hereby consent to be named in the registration statement on Form F-3 (File No. 333-265320) (the “Registration Statement”) of Tuya Inc. (“Tuya”), any amendment and supplement to any prospectus included in such Registration Statement, any amendment to such Registration Statement or any subsequent Registration Statement filed pursuant to Rule 462(b) under the Securities Act, as a person who is about to become a director on Tuya’s board of directors, to all references to me in connection therewith, and to the filing of this consent as an exhibit to the Registration Statement and any amendment or supplement thereto.

Date: June 22, 2022	By:	/s/ Pak Tung Jason Yip
Pak Tung Jason Yip